Exhibit (a)(5)(xvii)

RHYTHMONE PLC SUCCESSFULLY COMPLETES EXCHANGE OFFER TO ACQUIRE YUME, INC., ANNOUNCES DIRECTORATE CHANGES AND Q3 TRADING UPDATE

London, England and San Francisco, CA – 2 February 2018– RhythmOne plc (LSE AIM: RTHM, “Company” or “RhythmOne”), a global advertising technology company, is pleased to announce that the tender offer to acquire the shares of common stock of YuMe, Inc. (“YuMe”) pursuant to the terms of the acquisition agreement dated 4 September 2017 (the “Acquisition Agreement”) has successfully closed. RhythmOne will complete the acquisition of YuMe later today through a merger (the “Merger”) under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).

The acquisition is expected to accelerate the Company’s strategy to build a unified programmatic platform with unique audiences of differentiated quality at scale. Through YuMe, the Company gains access to a leading data driven advertising platform, premium video and connected TV inventory, unique consumer insights, cross-screen targeting technology and established demand relationships.

The Company believes the acquisition will result in a combined entity with financial scale and a complete end-to-end platform in one of the fastest growing segments of the industry, with the resources, relationships and talent to drive earnings growth – both organically and through further potential acquisitions.

Exchange Offer Information

The exchange offer (the “Offer”) to acquire all of the outstanding shares of YuMe common stock, which was made through a wholly-owned subsidiary of RhythmOne (the “Purchaser”), in exchange for $1.70 in cash without interest and 0.7325 ordinary shares of RhythmOne for each share of YuMe common stock (“YuMe Share”), expired at one minute following 11:59 p.m. (Pacific time) on 1 February 2018.

The final prospectus in connection with the offer has been filed and can be found at: https://www.sec.gov/Archives/edgar/data/1713721/000119312518029311/d399085d424b3.htm.

The exchange agent for the Offer has informed RhythmOne that a total of 26,122,350 YuMe Shares, representing approximately 74.4% of issued and outstanding YuMe Shares as of the expiration of the Offer, were validly tendered and not validly withdrawn pursuant to the Offer. All YuMe Shares that were validly tendered and not validly withdrawn in the Offer have been accepted for payment in accordance with the terms of the Offer and applicable law.

Following its acceptance of the YuMe Shares tendered in the Offer, RhythmOne intends to complete the Merger of Purchaser with and into YuMe, with YuMe surviving the Merger and becoming a wholly-owned subsidiary of RhythmOne. The Merger will be governed under Section 251(h) of the DGCL and therefore no vote of YuMe’s stockholders will be required to consummate the Merger. Thereafter, the surviving corporation will merge with and into another wholly-owned RhythmOne subsidiary with such other subsidiary continuing as the surviving corporation. All YuMe Shares not validly tendered into and accepted in the Offer, other than YuMe Shares held by YuMe in treasury or by YuMe stockholders who have validly exercised their appraisal rights under the DGCL, will be cancelled and converted into the right to receive the same consideration received for each YuMe Share accepted in the Offer. YuMe Shares will cease to be traded on the New York Stock Exchange.

Commenting on the acquisition, Ted Hastings, CEO of RhythmOne, said:

“We are glad to welcome YuMe into the RhythmOne family. In addition to a tenured leadership team and strong demand relationships, YuMe brings premium video and connected TV inventory, unique customer insights and cross-screen targeting technology – all of which are expected to augment our unified programmatic platform and accelerate growth of the combined enterprise. Through the acquisition, RhythmOne anticipates material synergies that would drive real value for our shareholders.”

Commenting on the acquisition, Paul Porrini, CEO of YuMe, said:

“We are proud of the business we have built and the strength of the relationships we have cultivated. Our robust technology platform and legacy of video innovation combined with RhythmOne’s supply scale and unified programmatic marketplace, creates one of the largest and most effective platforms for digital advertising available to advertisers today. I am enthusiastic about the opportunities this will bring to both our customers and our shareholders, and believe that this transaction will usher in the next chapter of growth and prosperity for the company.”

Admission of the Consideration Shares

Each person who held shares of YuMe common stock as of immediately prior to the expiration time of the Offer (other than holders who have validly asserted appraisal rights under the Delaware General Corporation Law) will receive US$1.70 in cash and 0.7325 ordinary share of £0.10 each in the capital of the Company (“the Consideration Shares”) for every YuMe share held (being the “Transaction Consideration”) pursuant to the terms of the Acquisition Agreement.

An application has been made to the London Stock Exchange for the admission of an additional 26,048,596 ordinary shares of £0.10 each in the capital of the Company to trading on AIM resulting from the acquisition. Admission is expected to take place at 8.00 a.m. (London time) on 2 February 2018.

Following the anticipated admission of the Consideration Shares, the total issued share capital of the Company will be 77,473,519 ordinary shares of £0.10 per share, each with one voting right. There are no Treasury shares in the Company.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, RhythmOne.

Appointments of new non-executive directors

As stated on 4 September 2017 and pursuant to the terms of the Acquisition Agreement, the Company is pleased to announce that Mr. Eric Singer and Mr. John Mutch will be appointed as Non-Executive Directors of RhythmOne, effective as of the expected completion of the Merger. Mr. Singer will also become the Company’s Chairman pursuant to the terms of the Acquisition Agreement and Mr. Raj Chellaraj will step down as the current Chairman, although he will maintain his position as a Non-Executive Director of the Company. Their details, as required to be disclosed pursuant to Schedule 2 paragraph (g) of the AIM Rules are set out at the end of this announcement.

“Both Eric and John bring highly relevant corporate development, finance and operational skills and experience to the RhythmOne Board, which will be critical as our business continues to evolve within a competitive and dynamic industry landscape,” said Ted Hastings, CEO, RhythmOne. “Their leadership will help to accelerate RhythmOne’s goal of becoming one of the dominant, video-led programmatic platforms in the industry. We are thrilled to welcome both Eric and John to the Board.”

Resignation of existing directors

The Company also announces that Suranga Chandratillake OBE and Andrea Cunningham will resign as Non-Executive Directors of the Company, effective as of the completion of the expected Merger.

Ted Hastings, CEO of RhythmOne, said:

“On behalf of the entire board of directors of RhythmOne, I would like to thank both Suranga and Andrea for their respective contributions to the success of the Company, and their input and commitment as directors. Suranga founded the Company in 2004 and, as CEO, led the spin-out from Autonomy Corporation plc in 2007, shifting to a Non-Executive Director role in 2012. Andrea has been a board member since 2016 and served as a member of the Nomination and Remuneration Committees.”

Q3 2018 Trading Update

RhythmOne plc today updates the market on its performance for the third quarter of financial year 2018, covering the period from 1 October 2017 to 31 December 2017 (“Q3 2018” or “the Period”).

Financials

RhythmOne’s Q3 2018 financial performance was in line with management expectations. During the Period, the Company continued to successfully execute against the three key objectives communicated at the start of the financial year:

•	Growth of on-platform programmatic revenues;

•	Integration of key strategic acquisitions; and

•	Continued profitability on an adjusted[1] EBITDA basis.

During the seasonally strongest quarter of the financial year, the Company experienced growth in both topline revenue and profitability on an adjusted1 EBITDA basis, compared with the same period last year. Performance was led by on-platform programmatic revenue growth, which saw an increase of approximately 13% year-on-year.

Operations

The Company continued to focus on the integration of recent acquisitions and incorporated legacy RadiumOne data assets and analytics tools onto its platform, providing additional ways to package high-value inventory for advertisers. As a result of these efforts and ongoing platform enhancements, Q3 2018 saw a significant rise in the Company’s operating metrics across various categories.

Platform volume grew by 35% year-on-year, as the Company integrated additional quality supply sources. Over the last 12 months, the Company shifted the balance of volume in favor of mobile supply – in line with trends in advertiser spend. Fill rate grew by 17% year-on-year, demonstrating increased demand for RhythmOne supply, and inventory saw a strong year-on-year increase in pricing of 20%, driven by monetization of high-value, high-impact and high-margin video and rich media inventory, and the packaging of premium supply through turnkey private marketplaces. Key operating metrics are outlined below:

	Metric		Q1 2017	Q2 2017	Q3 2017	Q1 2018	Q2 2018	Q3 2018
Volume	Billions		3,515.5	3,953.9	6,101.4	7,817.4	8,933.0	8,263.8
Desktop[2]		%	50.0	52.5	48.8	36.0	41.2	42.1
Mobile[2]		%	50.0	47.5	51.2	64.1	58.8	58.0
Fill Rate[3]		%	0.52	0.64	0.30	0.20	0.30	0.35
Price[4]	$/CPM		1.70	1.42	2.26	2.86	2.58	2.71

Outlook

Ted Hastings, CEO of RhythmOne, said:

“We are pleased with the results we achieved during the period, demonstrating progress against our targets in terms of revenue growth, profitability and product integration. Strategically, we expect our programmatic platform to serve as the Company’s principal growth driver, reinforced by significant scale of quality supply, cutting edge technology and unique, data-driven targeting capabilities. Further, we will maintain strong cost discipline, driving efficiency within the Company with the aim of sustained profitability.”

The information communicated herein constitutes inside information.

Mr. Eric Singer

Mr. Eric Singer, aged 44, brings extensive business, corporate development and financial experience across various industries, and was instrumental in helping to negotiate the YuMe transaction with RhythmOne. He has several years of experience as a director on multiple boards, including as the Chairman of the Board of YuMe since May 2016. Eric currently serves on the boards of Quantum Corp., a provider of data storage solutions, and Support.com, Inc., a provider of cloud-based software and services. Since May 2014, Eric has served as the managing member of each of VIEX GP, VSO GP II, and VIEX Capital Advisors, LLC. Previously, Eric held various positions at Potomac Capital Management II and Potomac Capital Management III, and its related entities, and was a senior investment analyst at Riley Investment Management, LLC and before that, he managed private portfolios for Alpine Resources, LLC. Eric holds a B.A. in American Studies from Brandeis University and resides in New York.

Eric currently holds, and has held during the last five years immediately preceding the date of this announcement the following directorships or partnerships:

Current Directorships	Directorships in the Past Five Years
YuMe Inc. (NYSE: YUME) – Chairman of the Board, Director – June 2016-Present	Sigma Designs, Inc. (NASDAQ: SIGM) – Director (August 2012-January 2013); Chairman (January 2013-December 2013)

Support.com Inc. (NASDAQ: SPRT) – Director – June 2016-Present	PLX Technology, Inc. (now Broadcom Ltd. NASDAQ: AVGO) – Director (December 2013-August 2014)

Quantum Corp. (NYSE: QTM) – Director – November 2017-Present	Meru Networks, Inc. (now Fortinet Inc. NASDAQ:FTNT)– Director (January 2014-Janaury 2015)

Tigerlogic Corporation – Director (January 2015-December 2016)

IEC Electronics Corporation (NYSE American: ICE)– Director (February 2015-August 2017)

Numerex Corporation (Now Sierra Wireless, Inc. NASDAQ: SWIR), – Director (March 2016-December 2017)

Eric has a beneficial interest in 4,057,325 ordinary shares of £0.10 each in the Company, representing approximately 5 percent of the issued share capital following admission of the Consideration Shares.

Mr. John Mutch

Mr. John Mutch, aged 61, brings extensive business, corporate leadership and financial expertise across various industries, including experience serving as chief executive officer of several companies within the software and IT industries. John served on the YuMe board of directors since July 2017. From 2008 to 2017, John served as the President, Chief Executive Officer and Chairman of the Board of BeyondTrust Software, a privately held security software company focused on privilege identity management solutions sold into the Global 2000 IT infrastructure market. Currently, he is managing partner and founder of MV Advisors, LLC, a strategic block investment firm. In addition, he is a member of the board of directors of Maxwell Technologies, Inc., an energy storage and power delivery solutions company, the chairman of the board of Aviat Networks, Inc., a global supplier of microwave networking solutions and a member of the board of directors of Agilysys Networks, Inc., a provider of hospitality software and solutions. John holds a B.S. in Applied Economics from Cornell University and an M.B.A. from the University of Chicago and resides in Ranch Sante Fe, California.

Current Directorships	Directorships in the Past Five Years
YuMe, Inc. (NYSE: YUME) – Director – July 2017-Present	BeyondTrust Software Inc. – President, CEO and Chairman of the Board (2008-2014)

MV Advisors, LLC – Founder and Managing Partner (2005-Present)	Steel Excel Inc. – Director (March 2008-February 2016)

Agilysis, Inc. (NASDAQ: AGYS) – Director (March 2009-Present)	Quantum Corporation (NYSE: QTM) – Director (April 2017-May 2017)

Aviat Networks, Inc. (NASDAQ: AVNW)– Chairman of the Board (January 2015-Present)	Peregrine Systems, Inc. (now Hewlett Packard NYSE: HPE)– President, CEO and Director (July 2003-December 2005)

Maxwell Technologies, Inc. (NASDAQ: MXWL)	HNC Software Inc. (now FICO NYSE:FICO) – President, CEO and Director (July 1997-August 2003)

John has a beneficial interest in 15,294 ordinary shares of £0.10 each in the Company, representing less than 1 percent of the issued share capital following admission of the Consideration Shares.

RhythmOne confirms there is no other information required to be disclosed pursuant to Schedule 2 paragraph (g) of the AIM Rules.

Notes:

1.	This press release contains references to adjusted EBITDA. This financial measure does not have any standardized meaning prescribed by IFRS and is therefore referred to as non-GAAP measures. This non-GAAP measure used by RhythmOne may not be comparable to similar measures used by other companies. Adjusted EBITDA is defined as loss for the period, adjusted to exclude finance income and expense, taxation, depreciation and amortization, share based payments and exceptional items in continuing operations and in discontinued operations, which include goodwill impairment, change in intangible assets’ lives, acquisition-related costs, restructuring and severance costs, fair value adjustments and unrealized foreign exchange gain and loss.

2.	Volume of transactions (ad requests) processed through the platform. Volumes are continuously optimized for performance and yield.

3.	Proportion of the transaction volume monetized, which is impacted by seasonality and fluctuations in demand and supply.

4.	Average price across all ad formats, expressed as Cost per Mille or Thousand Impressions.

About RhythmOne

RhythmOne provides streamlined, transparent connections between advertisers and audiences through a combination of differentiated supply, innovative technology and data-driven insights. Founded in 2004 in the UK, the Company pioneered Internet video search and works with digital advertisers, publishers and content providers to offer fully integrated, cross-screen solutions that span desktop and mobile video, rich media, display, social and native advertising. Through its fully integrated programmatic platform, RhythmMax, the Company represents digital advertising inventory across owned, controlled and extended supply sources. The RhythmMax platform includes unique brand safety technology, RhythmGuard, which combines leading third-party verification and proprietary filtering technologies to ensure inventory quality in brand safe environments. RhythmOne’s end-to-end platform provides more direct, efficient and effective connections, driving ROI for advertisers and publishers. The Company is headquartered in San Francisco, United States with offices in the US, UK, Europe, APAC and Canada. For more information, please visit www.rhythmone.com.

Analyst and Investor Contact

Dan Slivjanovski

RhythmOne plc

Financial Media Contacts

Edward Bridges / Dwight Burden

FTI Consulting LLP

(UK) 020 3727 1000

Nomad and Broker for RhythmOne

Nick Westlake (Nomad) / Michael Wharton / Toby Adcock

Numis Securities Limited

(UK) 020 7260 1000

Numis Securities Limited (“Numis”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority is acting for the Company and no one else as nominated advisor and UK broker and financial advisor only and will not afford the protections afforded to clients of Numis to any other person. To the fullest extent permitted by law Numis expressly disclaims any liability whatsoever arising out its role and/or of the contents of this announcement to any person other than the Company.

Forward-Looking Statements

This announcement contains (or may contain) certain forward-looking statements with respect to the YuMe acquisition, the Offer, the benefits and synergies associated with the acquisition, future opportunities for the combined company and certain of RhythmOne’s, YuMe’s or the combined company’s future expectations, beliefs, plans, objective, financial conditions, assumptions or future events or performance and which involve a number of risks and uncertainties. RhythmOne cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believe,” “could,” “estimate,” “intend,” “may,” “outlook,” “plan,” “positioned,” “potential,” “predict,” “project,” “should,” “strategy,” will,” “would” and similar expressions.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements. Among the key factors that could have an adverse effect on the results of operations, cash flows and financial position of the combined company and any anticipated benefits of the Acquisition, and that could cause actual results to differ materially from those projected in the forward-looking statements, are the growth and prospects of the digital advertising industry, forecasts regarding internet usage and advertising spend, projected levels of growth in RhythmOne’s markets, RhythmOne’s expectations about the factors that drive business, RhythmOne’s investments in international and emerging market and sectors, anticipated trends and challenges in RhythmOne’s industry, including but not limited to the increasing quantity, variety and fragmentation of digital video content, platforms, distribution channels and technologies, the expansion of the digital media advertising market in general and the digital video advertising market in particular, RhythmOne’s operating results, including revenue, cost of revenue, expenses and liquidity, RhythmOne’s strategy and competition, market trends, including overall opportunities for digital media advertising and shifting advertising budget, the ongoing improvement and refinement of RhythmOne’s data-science capabilities, developments in the regulatory framework applicable to RhythmOne’s business, and RhythmOne’s intellectual property and proprietary technologies.

All forward-looking statements attributable to RhythmOne or YuMe, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set out herein. Undue reliance should not be placed on such statements, which speak only as of the date they are made. Such factors include, but are not limited to: adverse fluctuations in foreign currency exchange rates; RhythmOne’s ability to implement and achieve its business strategies successfully; and other factors that are set out in “Risk Factors” of the prospectus/offer to exchange relating to the Offer and in the documents incorporated by reference such prospectus/offer to exchange, including those in the section “Risk Factors” in YuMe’s Annual Report on Form 10-K for the year ended December 31, 2016 and YuMe’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017. Additional factors could cause actual results to differ materially from those in the forward-looking statements. Subject to compliance with applicable laws and regulations of the relevant stock exchanges, RhythmOne disclaims any intention or obligation to update or revise any forward-looking statements and undertakes no obligation to release publicly the results of any future revisions to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

This communication relates to a business combination transaction between RhythmOne and YuMe. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

RhythmOne has filed a registration statement on Form F-4 related to the transaction with the SEC and may file amendments thereto, including the amendment filed on 29 January 2018. RhythmOne and a wholly-owned subsidiary of RhythmOne filed on 5 January 2017 a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto, including the amendment filed on 29 January 2018. YuMe has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. RhythmOne and YuMe may also file other documents with the SEC regarding the transaction. This communication is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which RhythmOne or YuMe has filed or may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety before making any decision regarding exchanging their shares, because they contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, will be made available to all holders of YuMe stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement are available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free from RhythmOne by contacting RhythmOne’s investor relations department at Edward Bridges, FTI Consulting, Inc., Tel: +44 (0)20 3727 1000, Email: rhythmone@fticonsulting.com. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting YuMe’s investor relations department at ir@yume.com or +1-650-503-7192.

In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549, United States of America. Please call the SEC at +1 800 732 0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-retrieval services and at http://www.sec.gov. In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com. Such information can also be obtained from RhythmOne using the contact information above.